Inrob Ltd.
                                 2Haprat Street
                               Yavne, Israel 81827


                                                                   July 28, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:  Inrob, Ltd.
              File No.: 333-110278

Dear Sirs:

      Please take this correspondence as the formal request of Inrob, Ltd., to withdraw the previously filed Registration Statement on Form F-1/A and the amendments filed thereto. The Registration Statement was filed initially on January 21, 2004, and amended thereafter. The request is being made as the Company has determined that the offering should not proceed at this time. Please be advised that no securities were sold as a result of this filing.

          Please feel free to contact Counsel for the Company, Michael S. Krome, Esq. at (631) 737-8381, if you have any further questions.

         Thank you very much.

                                                        Very truly yours,

                                                        /s/ Ben-Tsur, Joseph
                                                        Ben-Tsur, Joseph,
                                                        President